March 20, 2007
By Facsimile and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions

Re:	Liberty Media Corporation
Schedule TO-I Filed March 7, 2007
File No. 005-81951
Dear Mr. Duchovny:
     Liberty Media Corporation (the “Company”) has filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 (“Amendment No. 1”) to its Tender Offer Statement on Schedule TO-I (File No. 005-81951), originally filed on March 7, 2007 (the “Tender Offer Statement”). The Tender Offer Statement relates to the Company’s offer to purchase for cash up to 8,849,500 shares of its Liberty Capital Series A common stock on the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated March 7, 2007, as amended and restated March 20, 2007 (the “Offer to Purchase”). The amended and restated Offer to Purchase has been filed as Exhibit (a)(1)(i) to Amendment No. 1. Courtesy copies of Amendment No. 1 and the Offer to Purchase, which is marked to show changes, are being delivered to you.
     Set forth below are the Company’s responses to the comments contained in a letter from the Staff of the Securities and Exchange Commission, dated March 15, 2007, to Robert W. Murray Jr., of Baker Botts L.L.P., regarding the Tender Offer Statement. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff comment letter.
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Schedule TO-I
Item 8. Interest in Securities of the Subject Company
1. Please include the disclosure under Item 8(b) in the offer document delivered to security holders.

Response:	The Offer to Purchase has been revised to include the disclosure under Item 8(b).
Item 10. Financial Statements
2. Please tell us, with a view toward revised disclosure, why you believe the financial statements required by this Item are not applicable to the current tender offer. Alternatively,

revise your disclosure to include the financial statements required by Item 10 of the Schedule TO and advise us regarding how you intend to disseminate that information to security holders.

Response:	Financial statements of Liberty are not material to the decision of a Liberty stockholder as to whether to tender as the tender offer is an all cash offer and financing is not a condition to the offer. Liberty had over $3 billion in cash and cash equivalents on its balance sheet as of December 31, 2006.
Offer to Purchase
3. You appear to be offering to purchase up to a total of 8,849,500 shares of both Liberty Capital Series A and Series B common stock in one offer. This does not appear to meet the requirements of Item 4 of Schedule TO and Rule 1004 of Regulation M-A, which require you to state the total number of securities of each class that you are seeking in the offer. Please revise and advise us as to how you plan to insure that all shareholders have the required information for the full twenty business days the offer is open.

Response:	Liberty has amended the tender offer, and made appropriate revisions to the Offer to Purchase and Letter of Transmittal, to make the tender offer applicable solely to its LCAPA shares. Insofar as holders of LCAPA shares are concerned, the terms of the tender offer have not changed as the tender offer continues to be for up to 8,849,500 shares. Only 93,197 LCAPB shares are beneficially owned by persons who are not directors or executive officers of Liberty, which represented less than 0.1% of the number of outstanding LCAPA and LCAPB shares combined, and approximately 1.5% of the outstanding shares of LCAPB, in each case as of January 31, 2007. We have been advised by Computershare Shareholder Services, Inc., the Depositary for the tender offer, that no LCAPB shares had been tendered into the tender offer as of the close of business on Monday, March 19.

We do not believe Liberty needs to recirculate a revised Offer to Purchase as the terms of the tender offer, including the number of shares being sought, remain the same for the holders of LCAPA shares. The only purpose to be served by recirculation would be to advise holders of LCAPB shares not to tender their shares. That purpose can as easily, and more economically, by served by other means. Liberty issued a press release before the market opened on March 20, 2007, announcing that the tender offer is no longer open to holders of LCAPB. In the case of book-entry shares, the Depositary has informed us that any LCAPB shares that a participant in DTC seeks to electronically tender will not be accepted but rather rejected. A notice will also be posted through DTC’s ATOP system regarding the change in the tender offer, and LCAPB shares will not be eligible for tender under that system. In the case of certificated LCAPB shares, there are only 1,408 of them and they are held in four certificates, each of which is registered in the name of a natural person. If any of those certificated shares were to be tendered in ignorance of the changed terms of the tender offer, we have been advised by the Depositary that the tender would not be accepted and the certificated shares would promptly be returned to the tendering stockholder.
4. With the previous comment in mind, tell us what consideration you have given to the applicability of Rule 13e-3 to this transaction.

Response:	Liberty has no present plans or intention to engage in a going private transaction with respect to its LCAPA shares. The number of LCAPA shares that are being sought in the tender offer represented less than 7.0% of the outstanding LCAPA shares as of January

31, 2007, and less than 1.5% of all outstanding shares of Liberty’s common stock as of that date.
Summary Term Sheet, page 1
5. Refer to the last question and answer on page 4. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and throughout your offer document and the letter of transmittal.

Response:	The requested revisions have been made.
Background and Purpose of the Tender Offer, page 10
6. Please quantify the increase in proportional holdings of your officers and directors as a result of the tender offer (page 11).

Response:	We have revised the Offer to Purchase to include the voting percentage of Liberty’s executive officers and directors prior to the tender offer. See page 11 of the Offer to Purchase. Because such voting percentage will increase by less than 0.1% as a result of the tender offer, we determined that it was sufficient to state in the Offer to Purchase that the voting interests of Liberty’s executive officers and directors would remain approximately the same.
Certain Conditions to the Offer, page 17
7. Please revise the heading of this section and the disclosure, as appropriate, to disclose all conditions to the offer.

Response:	The requested revisions have been made.
8. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:	Please see the letter from Liberty attached hereto as Exhibit A.
Interests of Directors and Executive Officers, page 22
9. With respect to your disclosure at the bottom of page 25 and top of page 26, please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response:	The qualification as to “knowledge” applies to Liberty’s executive officers and directors and any affiliates of Liberty or any of its subsidiaries, executive officers or directors. Several public companies that Liberty does not control, but which may be deemed affiliates of Liberty, will not disclose to Liberty their transactions in LCAPA shares. Moreover, Liberty is unable to verify that its executive officers and directors made proper inquiry of their own affiliates when they responded to Liberty’s inquires in this regard. However, as Liberty made what it viewed to be reasonable inquiry in order to substantiate the information included in the sentence in question, we have edited the relevant passage to indicate that Liberty’s knowledge is based on “reasonable inquiry.”
Certain U.S. Federal Income Tax Considerations, page 29
10. We note that the heading of this section and the first paragraph of your disclosure refer to “certain” of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

Response:	The requested revisions have been made.
11. Delete the reference in the legend at the end of this section to the discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

Response:	The requested revision has been made, but, consistent with other sections of the tax disclosure, we have noted that the tax discussion is general in nature. See page 31 of the Offer to Purchase. The disclosure is necessarily general in nature as each stockholder’s tax consequences will be dictated, in part, by individual circumstances.
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     Please note that we have attached to this response letter as Exhibit A a statement from the Company providing the acknowledgements requested in your March 15, 2007, comment letter.
     If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (212) 408-2540.

Very truly yours, /s/ Robert W. Murray, Jr. Robert W. Murray, Jr.

cc:	Charles Y. Tanabe
Liberty Media Corporation

Exhibit A
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
March 20, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions

Re:	Liberty Media Corporation
Schedule TO-I Filed March 7, 2007
File No. 005-81951
Dear Mr. Duchovny:
     Reference is made to (i) the Tender Offer Statement on Schedule TO (File No. 005-81951), originally filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2007, and amended by Amendment No. 1 thereto filed on the date hereof (together with any further amendments thereto duly filed with the SEC, the “Filings”) by Liberty Media Corporation (the “Company”) and (ii) the comment letter, dated March 15, 2007, from the staff of the SEC with respect to the March 7, 2007 filing.
     In response to the Staff’s request in its March 15 comment letter, the Company supplementally advises the staff of the SEC that, in response to Comment No. 8 in the March 15 comment letter, the Company understands the staff’s position (i) that a decision to proceed with a tender offer, notwithstanding the failure to be satisfied of a material condition to such offer, constitutes a waiver of such condition, and (ii) that the waiver of a material offer condition requires an extension of the offer and adequate disclosure of the change. In addition, in response to the Staff’s request in its March 15 comment letter, the Company hereby acknowledges that:
     1. the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;
     2. staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filings; and
     3. the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely, LIBERTY MEDIA CORPORATION
By:	/s/ Charles Y. Tanabe
Charles Y. Tanabe
Executive Vice President